UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [     ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: January 18, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

AO <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (495) 725 0700	Fax +7 (495) 721 0017

FOR IMMEDIATE RELEASE

VIMPELCOM SUBSIDIARY COMMENCES TENDER OFFER FOR 100% OF THE

OUTSTANDING SHARES OF GOLDEN TELECOM FOR $105 PER SHARE IN CASH

Moscow and New York (January 18, 2007) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced today that its indirect subsidiary, Lillian Acquisition, Inc. (“Lillian Acquisition”), has commenced a cash tender offer for 100% of the outstanding shares of common stock of Golden Telecom, Inc. (“Golden Telecom”) (NASDAQ: GLDN) under the previously announced merger agreement between Lillian Acquisition, VimpelCom Finance B.V. and Golden Telecom.

The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time on Friday, February 15, 2008, unless the offer is extended by Lillian Acquisition.

The complete terms, conditions and other details of the tender offer are set out in the Offer to Purchase, which will be filed today, January 18, 2008, with the U.S. Securities and Exchange Commission (“SEC”) and mailed to stockholders of record of Golden Telecom.

VimpelCom will webcast a conference call and slide presentation to discuss this announcement on January 28, 2008, at 6:30 p.m. Moscow time (10:30 a.m. EST). The conference call will be hosted by Alexander Izosimov, Chief Executive Officer of VimpelCom. The call and slide presentation may be accessed via webcast at the following URL address: http://www.vimpelcom.com.

About VimpelCom (www.vimpelcom.com)

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE:). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

Additional Information and Where to Find It

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Golden Telecom common stock. The solicitation and the offer to purchase shares of Golden Telecom common stock is being made pursuant to a tender offer statement on Schedule TO (including an offer to purchase, a letter of transmittal and related materials) that Lillian Acquisition will file with the SEC today, January 18, 2008. Golden Telecom will also file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. Investors and Golden Telecom stockholders are urged to read both the tender offer statement and the solicitation/recommendation statement because they contain important information. Investors and security holders may obtain a free copy of these statements and other documents filed by VimpelCom, Lillian Acquisition, Golden Telecom and their affiliates with the SEC at the website maintained by the SEC at www.sec.gov.

In addition, the tender offer statement and related materials may be obtained for free at VimpelCom’s website at www.vimpelcom.com or by directing such requests to VimpelCom (Investor Relations) at +7 (495) 910-5977, investor_relations@vimpelcom.com, or by calling D.F. King & Co., Inc., the information agent for the offer toll-free at +1 (800) 431-9633 (for stockholders) or collect at +1 (212) 269-5550 (for banks and brokers). The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Golden Telecom (Investor Relations) at +7 (495) 797-9300, ir@gldn.net.

For more information, please contact:
Media	Stockholders and banks and brokers
Alexander Boreyko	D.F. King & Co., Inc.
VimpelCom	Stockholders call toll-free at: +1 (800) 431-9633
Tel: +7 (495) 910-5977	Banks and brokers call collect at: +1 (212) 269-5550
Investor_Relations@vimpelcom.com